03 NOV 21 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: October 20th, 2003

03037580

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

11/21

Dataflux

DATAFLUX ANNOUNCE ITS INTENTION TO SELL MAKROCOMPUTO S.A. (ITS COLOMBIAN PCs AND PERIPHERALS WHOLESALE DISTRIBUTION SUBSIDIARY)

Monterrey, Mexico, October 20, 2003 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY) and its subsidiary, the CNCI University; the Mexican Education company with the largest geographical reach, reported that it has received approval from its Board of Directors to sell Makrocomputo S.A., its colombian subsidiary.

"This is a very important announcement." Said Mr. Guillermo Salinas-Pliego, Dataflux's COB. "With this decision we are now totally commited to our Education business, through the CNCI University."

As of 2Q03, the CNCI University contributed with 84% of Dataflux's Gross Income, 88% of its Operating Income and 86% of its EBITDA.

"We are confident that this event will help our stock performance in the market. We will be an easier to analyze company, totally concentrated on its Education business." Said Mr. Alberto Hinojosa-Canales, Dataflux's Executive President. "We are now the only Mexican Education company in the Mexican Stock Market".

Education stocks in the US trade at high *Price to Company Value* multilples, such as; Corinthian Colleges (NASDAQ: COCO) 37 times, DeVry (NYSE: DV) 16 times y Apollo-University of Phoenix (NASDAQ: UOPX) 95 times. Dataflux's current *Price to Company Value multiple* is at 4 times.

"Given this event, our third quarter results will present Makrocomputo as a Discontinued Operation." Said Celestina Aguilar Hernández, CFO for the Company.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are Universidad CNCI, the Mexican Education company with the largest geographical reach *and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.*

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

03 NOV 21 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: October 21th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

todito.com

FOR IMMEDIATE RELEASE

TODITO.COM LAUNCHES TODITO CARD IN THE UNITED STATES

- First prepaid Internet access service for Hispanics in the US
- Roaming coverage in Mexico and the United States with the same card
- 11,000 points of sale in the US by December 2003

Mexico City, October 21, 2003 – Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today the launch of the first prepaid Internet access card in the US, "Todito Card."

Todito Card will have roaming coverage with local telephone numbers in all continental regions of the United States. Initially Todito.com plans to launch "Todito Card" through 6,000 points of sale in Los Angeles, Las Vegas and Reno. The US$12 card that can be used 900 minutes for up to three months (or 15 days of unlimited usage mode, at the users choice) will expand distribution to 11,000 points of sale in other major Hispanic cities in the US by December 2003.

"We are very excited with the launch of Todito Card in the US," said Tim Parsa, CEO of Todito.com. "We are pioneers in the prepaid Internet access service in Mexico and we optimistically see the reproduction of our success in the US, were there are 35 million Hispanics (of which approximately 70 percent are of Mexican origin). The Hispanic market is accustomed to pre-paid long distance cards, and this is a logical next step."

According to a study made in June 2003 by ComScore Media Metrix, there are 12.5 million Hispanic Internet users, representing 35 percent of the total Hispanic population in the US. The annual growth of this market (Hispanic Internet users) is estimated at 25 percent since the year 2000, and the growth perspective is 65 percent by to 2007.

According to the Selic Center for Economic Growth (2003), the total Hispanic population will grow 42 percent by 2007, and its consumption rate 59.5 percent.

"The principal advantage for Todito Card users in the US is to maximize the benefit of their Internet access expenditure," said Adrian Gonzalez, COO of Todito.com. "According to the ComScore Media Matrix study, the average usage of Internet in the US is 9.5 hours per month. That is why our 900 minute card can last up to 1.3 months on a normal consumption rate."

Todito Card offers a 56K dial-up service and does not require compulsory contracts, recurrent monthly payments, or use of a credit card to obtain the service. Today 56 percent of Internet users in the US are connected by dial-up service.

Todito Card service has coverage in Mexico and the United States with the same card and with a local call from any city. "The possibility to offer a prepaid Internet service with coverage in the US and Mexico allows us to continue with our strategy of being leaders in the sale of Internet content and services in the North American Hispanic market," adds Gonzalez.

The Todito Card service for US residents is also available for sale online (www.toditocardus.com). Denominations include US$22 (1,800 minutes in 90 days or 25 days of unlimited usage.), US$29

(2,400 minutes in 90 days or 30 days of unlimited usage.) and US$65 (5,400 minutes to consume in 90 days or 60 days of unlimited usage.)

Furthermore, the Todito Card allows users to surf the Internet without the typical banner ad saturation. "The infrastructure that the Todito Card service relies on is provided by MCI and allows our users to surf at a 56Kbps speed. This also allows them to connect at the first try and to navigate the Internet quickly," said Parsa. "We believe we have a great opportunity to provide the US Hispanic market with a high quality and cost effective service."

As part of the launch, Todito.com will begin a promotion in conjunction with Libertad Health Network Corporation. The promotion will offer 300 minutes of free Internet access to use in 90 days to 10,000 of its affiliates. Further expansion of the service will continue to an additional 3,000 points of sale in Texas, including Austin, San Antonio, Houston and cities in the Texas Valley. Later this year, Todito Card distribution will reach Florida, specifically in Miami, Orlando and Fort Lauderdale. Further rollout cities and states include Wichita, New York, New Jersey and Phoenix. The company estimates 11,000 points of sale in the US by December 2003.

As part of its commercial effort, Todito.com also plans to promote Todito Card with a series of television ads on Azteca America stations in Los Angeles, Fresno, San Francisco, Santa Barbara, Bakersfield, Palm Springs, Austin, Houston, Las Vegas, Reno West Palm Beach, Miami, Orlando Salt Lake City, Albuquerque, New York and Wichita.

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTECA).

Visit:

www.todito.com www.toditocard.com www.toditoshop.com
www.toditomovil.com www.digicentrotodito.com

Contacts and Information:

TODITO.COM

Adrian Gonzalez
agonzalez@toditocorp.com
Tel : 52-818-221-20-82
Fax: 52-818-221-20-91

WEBBER SHANDWICK

Casey Boggs
cboggs@webershandwick.com
Tel: 310-407-6576
Fax: 310-203-0551

03 NOV 21 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: October 28th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Dataflux

DATAFLUX (CNCI UNIVERSITY) REPORTS 3Q03 RESULTS

– Accumulated Operating Income increased 97% to Ps$10.9 million –
– Accumulated EBITDA grew 20% to Ps$29.5 million –
– Accumulated Net Income Cash increased 28% to Ps$22.6 million –

Monterrey, Mexico, October 28, 2003 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY) (the CNCI University) the Mexican Education company with the largest geographical reach, reported its third quarter 2003 results.

"Last week, we reported that we received approval from our Board of Directors to sell Makrocomputo S.A., our colombian subsidiary. Due to this event, our third quarter results present Makrocomputo as a Discontinued Operation." Said Celestina Aguilar Hernández, CFO for the Company.

"This is a very important announcement." Said Mr. Alberto Hinojosa, Executive President. "With this decision we are now totally commited to our Education business, through the CNCI University."

"We are confident that this event will help our stock performance in the market. We will be an easier to analyze company, totally concentrated on its Education business." Said Mr. Guillermo Salinas-Pliego, CNCI University's COB. "We are now the only Mexican Education company in the Mexican Stock Market. Education stocks in the US trade at high *Price to Company Value* multilples, such as; Corinthian Colleges (NASDAQ: COCO) 37 times, DeVry (NYSE: DV) 16 times y Apollo-University of Phoenix (NASDAQ: UOPX) 95 times. Dataflux's current *Price to Company Value multiple* is at 4 times."

<u>September 2003 – Accumulated Results</u>

Sales decreased 5% from Ps$157.5 million pesos as of September 2002 to Ps$150.0 million as of September 2003. Gross income decreased 5% from Ps$127.0 million pesos as of September 2002 to Ps$120.5 million as of September 2003.

Operating income registered Ps$10.9 million pesos as of September 2003, coming from Ps$5.5 million as of September 2002; this represents a 97% increment. EBITDA reached Ps$29.5 million, increasing 20% compared to the first nine months of 2002. Operative expenses decreased 10% reaching Ps$109.6 million.

CNCI University's integral financing cost registered Ps$0.4 million as of September 2003. The company recorded a Net Loss of Ps$7.4 million when accounting its Discontinued Operations, DFX de Mexico and Makrocomputo, both dedicated to the wholesale distribution of computer equipment. Nevertheles, it resgistered a Net Income Cash (net income excluding entries that do not impact cash flow) of Ps$22.6 million pesos, growing 28% versus the first nine months of 2002.

GRUPO DATAFLUX, S.A. DE C.V. ACCUMULATED INCOME STATEMENT In Thousands of Pesos	Sep 02	Sep 03	Gwth %
Sales	157,470.0	149,990.0	*-5%*
Gross Income	127,040.0	120,535.0	*-5%*
Operating Income	5,518.0	10,887.0	*97%*
EBITDA	24,517.0	29,488.0	*20%*
Net Income	(1,276.0)	(7,442.0)	*n.a.*
Net Income Cash	17,557.0	22,555.0	*28%*

Dataflux remains posting a strong Balance Sheet. As of September 2003 its bank debt registered only Ps$22.5 million and its cash assets Ps$15.0 million.

"We remain with a very healthy financial condition. Our Interest bearing debt to Equity ratio is currently 0.04 times, and our EBITDA to Interest Expense coverage is at 22.2 times." commented Celestina Aguilar.

3Q03 - Quarterly Results

Sales decreased 4% from Ps$50.8 million in 3Q02 to Ps$48.8 million in 3Q03. Gross income decreased 3% from Ps$40.8 million pesos in 3Q02 to Ps$39.6 million in 3Q03.

Operating income registered Ps$1.53 million pesos in 3Q03, coming from Ps$1.54 million in 3Q02; this represents a 1% decline. EBITDA reached Ps$7.8 million, increasing 5% compared to 3Q02. Operative expenses decreased 3% reaching Ps$38.0 million.

Dataflux's integral financing cost registered a positive balance of Ps$0.03 million for 3Q03. The company recorded a quarterly Net Loss of Ps$0.6 million for 3Q03 compared to a Net Loss of Ps$3.8 million for 2Q03 (again, when accounting its Discontinued Operations, DFX de Mexico and Makrocomputo, both dedicated to the wholesale distribution of computer equipment). Nevertheles, it resgistered a Net Income Cash (net income excluding entries that do not impact cash flow) of Ps$5.8 million pesos, growing 10% versus 3Q02.

GRUPO DATAFLUX, S.A. DE C.V. QUARTERLY INCOME STATEMENT In Thousands of Pesos	3Q02	3Q03	Gwth %
Sales	50,796.0	48,792.0	*-4%*
Gross Income	40,769.0	39,566.0	*-3%*
Operating Income	1,540.0	1,529.0	*-1%*
EBITDA	7,405.0	7,804.0	*5%*
Net Income	(3,755.0)	(658.0)	*n.a.*
Net Income Cash	5,260.0	5,777.0	*10%*

CNCI University Branch Network
The CNCI's University network is currently composed of 81 locations where Technical Training, College and University education is provided. The network reaches 28 states and 40 cities accross Mexico.

"In this quarter we grew from 13 to 16 locations providing Regular College programs and from 59 to 69 locations providing Open College education", commented Guillermo Enriquez, CNCI's University Dean. "We now have 4,500 Open College students, other 1,100 taking Regular College courses, 120 in University and 10,066 enrolled in Techincal Training programs".

Additionally the CNCI University is also operating 10 franchise locations in the cities of; Oaxaca, Tuxtla Gutierrez, Tapachula, Tijuana, Chihuahua, Ciudad Juarez, Cancun (2), Hermosillo and Mexicali.

CNCI University Branch Maintenance Program
The CNCI University currently runs a maintenance program than considers the renovation of internal and external instalations of 5 branches per month. This effort considers the Image change from "CNCI" to "CNCI University". And it is also renewing all PCs at its branches at a 5 computer labs per month pace. All this without incurring in addtitional Bank Debt.

CNCI University Branch Growth Program
For the remainder of 2003 and for 2004, the CNCI University aims at openning between 3 and 4 locations per quarter. These will provide Technincal Training and College Education. For 4Q03, it will open a new University facility at Mexico City's "Neza" address. The Company also aims at remodeling 7 Technical Training Facilities to provide College education programs, 3 of them in 4Q03, and the rest in 2004. All this also, without addtitional Bank Debt.

Internet - Todito.com (non-consolidated operation)

Todito's total sales were Ps$128.9 million pesos for the first nine months of the year, a growth of 31% versus 2002. Its gross income grew 25% reaching Ps$90.5 million.

Its operating expenses registered Ps$194.2 million, of this total Ps$137.0 million relates to TV advertising on TV Azteca, which do not imply cash outflows. As a result, Todito registered an EBITDA of Ps$44.7 million pesos growing 30% versus 2002.

Todito also registered excellent results on its prepaid Internet access service Todito Card. In this line, Todito recorded a 165% sales increase reaching Ps$43.0 million, and new user activations grew 318% to a total of 497,953.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Datafix B) is a Mexican Education company whose core holding is the CNCI University (Universidad CNC;, the Mexican Education company with the largest geographical reach *and Todito.com S.A. de CV.;* a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

\# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

GRUPO DATAFLUX S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Sep 02	Sep 03	Gwth %
Sales	157,470.0	149,990.0	*-5%*
Cost of Goods Sold	(30,430.0)	(29,455.0)	*-3%*
Gross Income	**127,040.0**	**120,535.0**	***-5%***
Operating Expenses	(102,523.0)	(91,047.0)	*-11%*
Depreciation and Amortizations	(18,999.0)	(18,601.0)	*-2%*
Operating Income	**5,518.0**	**10,887.0**	***97%***
EBITDA	**24,517.0**	**29,488.0**	***20%***
Financial Expenses, net	(2,153.0)	(1,329.0)	*-38%*
FX Income, net	(192.0)	23.0	*-112%*
Monetary Position Gain, net	2,982.0	943.0	*-68%*
	637.0	**(363.0)**	***-157%***
Goodwill Amortization	(390.0)	(373.0)	*-4%*
Earnings After Financial Entries	**5,765.0**	**10,151.0**	***76%***
Other income (expenses), net	(4,807.0)	(5,605.0)	*n.a.*
Taxes	-	-	*n.a.*
Deferred Taxes	-	-	*n.a.*
Discontinued Operations	(2,234.0)	(11,988.0)	*n.a.*
Net Income	**(1,276.0)**	**(7,442.0)**	***n.a.***
Net Income Cash	**17,557.0**	**22,555.0**	***28%***

GRUPO DATAFLUX, S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	3Q02	3Q03	*Gwth %*
Sales	50,796	48,792	*-4%*
Cost of Goods Sold	(10,027)	(9,226)	*-8%*
Gross Income	**40,769**	**39,566**	*-3%*
Operating Expenses	(33,364)	(31,762)	*-5%*
Depreciation and Amortizations	(5,865)	(6,275)	*7%*
Operating Income	**1,540**	**1,529**	*-1%*
EBITDA	7,405	7,804	*5%*
Financial Expenses, net	(723)	(326)	*-55%*
FX Income, net	(7)	90	*n.a.*
Monetary Position Gain, net	785	267	*-66%*
	55	**31**	*-44%*
Goodwill Amortization	(129)	(124)	*-4%*
Earnings After Financial Entries	**1,466**	**1,436**	*-2%*
Other income (expenses), net	(1,422)	(1,702)	*20%*
Taxes	-	-	*n.a.*
Deferred Taxes	-	-	*n.a.*
Discontinued Operations	(3,799)	(392)	*-90%*
Net Income	**(3,755)**	**(658)**	***-82%***
Net Income Cash	**5,260**	**5,777**	***10%***

GRUPO DATAFLUX, S.A. DE C.V.
BALANCE SHEET
In Thousands of Pesos

Assets		**Sep-02**	**Sep-03**	**Gwth %**
Current Assets:				
Cash	$	8,971	15,043	*68%*
Accounts Receivable		0	0	*#¡DIV/0!*
Inventories		1,990	1,493	*-25%*
Affiliated Companies		883	1,357	*54%*
Taxes Receivable		0	7,849	*n.a.*
Other Accounts Receivable		13,489	14,596	*8%*
Investment in Subsidiaries		399,173	350,684	*-12%*
Current Assets	$	**424,506**	**391,022**	***-8%***
Discontinued Operations		190,727	154,288	*-19%*
Fixed Assets, Net		117,684	103,664	*-12%*
Deferred Assets		20,029	28,330	*41%*
Deferred Taxes		9,626	28,929	*201%*
Total Assets	$	**762,572**	**706,233**	***-7%***
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	8,816	3,736	*-58%*
Accounts Payable		12,179	20,723	*70%*
Other Accounts Payable		40,146	38,226	*-5%*
Taxes and Ints. Payable		6,467	0	*n.a.*
Deferred Liabilities		0	0	*n.a.*
Short Term Liabilities	$	**67,608**	**62,685**	***-7%***
Bank Loans	$	9,392	5,292	*-44%*
Long Term Liabilities		86,796	47,588	*-45%*
Total Liabilities	$	**163,796**	**115,565**	***-29%***
Equity	$	44,753	44,753	*0%*
Equity Inflationary Adjustment		35,712	35,713	*0%*
Premium on Stock's Suscription		400,009	400,492	*0%*
Inflationary Adjustment Deficit		-266,174	-274,541	*3%*
Retained Earnings		316,557	324,977	*3%*
Reserve for Stock Repurchase Plan		23,090	22,004	*-5%*
Stocks Repurchased		-5,572	-5,356	*-4%*
Net Income		-1,277	-7,442	*483%*
Initial Accumulated Deferred Taxes Effect		39,281	38,191	*-3%*
		12,397	11,877	*-4%*
Total Equity	$	**598,776**	**590,668**	***-1%***
Total Liabilities and Equity	$	**762,572**	**706,233**	***-7%***